April 23, 2025

Geoff Smith
Chief Financial Officer
i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Nashville, TN 37215

        Re: i3 Verticals, Inc.
            Form 10-K for Fiscal Year Ended September 30, 2024
            File No. 001-38532
Dear Geoff Smith:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services